                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X)             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934

                For the fiscal year ended                   DECEMBER 31, 1998

                                                  or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from ______________ to _____________

                Commission File Number 1-7848 (Lazare Kaplan International Inc.)

                        A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS

                        B. Name of issuer of the securities held pursuant to
                the plan and the address of its principal executive office:

                        LAZARE KAPLAN INTERNATIONAL INC.
                                529 FIFTH AVENUE
                               NEW YORK, NY 10017

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS


                                                        Page

Report of Independent Auditors                           2-3

Statements of Net Assets
         Available for Benefits, with
         Fund Information                                  4

Statements of Changes in Net
         Assets Available for
         Benefits, with Fund Information                 5-6

Notes to Financial Statements                           7-10

Supplemental Schedules:

         Assets Held for Investment Purposes
         (Item 27a) for the year ended
         December 31, 1998                                11

         Schedule of Reportable Transactions
         (Item 27d) for the year ended
         December 31, 1998                                12

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees and Participants of
Lazare Kaplan International Inc.
401(k) Plan for Savings and Investments

We have audited the accompanying statements of net assets available for benefits of Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1998, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of investments. Disclosure of this information is required by the Department of

Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Ernst & Young LLP
New York, New York
May 13, 1999

                                  LAZARE KAPLAN INTERNATIONAL INC.
                                  401(K) PLAN FOR SAVINGS AND INVESTMENTS

                                  STATEMENTS OF NET ASSETS
                                  AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                  DECEMBER 31, 1998


                                                                            FUND INFORMATION
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
                                          U.S. GOVT    GINNIE      EQUITY                    CAPITAL     GROWTH &     GROWTH
                                          RESERVES      MAE       INCOME      MAGELLAN   APPRECIATION    INCOME        CO.
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
Investments                               $216,336    $188,249    $781,205   $1,162,646      $592,638    $468,188    $408,548
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
TOTAL ASSETS                               216,336     188,249     781,205    1,162,646       592,638     468,188     408,548
LIABILITIES                                      0           0           0            0             0           0           0
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS         $216,336    $188,249    $781,205   $1,162,646      $592,638    $468,188    $408,548
                                         ========== =========== =========== ============ ============= =========== ===========


                                                   FUND INFORMATION
                                         ----------- ------------- ----------
DECEMBER 31, 1998                         EMPLOYEE        LKI
                                            LOANS        STOCK       TOTAL
                                         ----------- ------------- ----------
Investments                                $216,745        $4,620  $4,039,175
                                         ----------- ------------- ----------
TOTAL ASSETS                                216,745         4,620   4,039,175
LIABILITIES                                       0             0           0
                                         ----------- ------------- ----------
NET ASSETS AVAILABLE FOR BENEFITS          $216,745        $4,620  $4,039,175
                                         =========== ============= ==========



                                                                            FUND INFORMATION
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
DECEMBER 31, 1997                        U.S. GOVT    GINNIE      EQUITY                    CAPITAL     GROWTH &     GROWTH
                                          RESERVES      MAE       INCOME      MAGELLAN   APPRECIATION    INCOME        CO.
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
Investments                               $192,854    $183,335    $617,959     $800,202      $496,963    $285,487    $273,225
Contributions Receivable                     5,039       2,793      10,044        6,097         4,261       3,370       4,830
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
TOTAL ASSETS                               197,893     186,128     628,003      806,299       501,224     288,857     278,055
LIABILITIES                                      0           0           0            0             0           0           0
                                         ---------- ----------- ----------- ------------ ------------- ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS         $197,893    $186,128    $628,003     $806,299      $501,224    $288,857    $278,055
                                         ========== =========== =========== ============ ============= =========== ===========



                                                   FUND INFORMATION
                                         ----------- ------------- ----------
DECEMBER 31, 1997                         EMPLOYEE        LKI
                                            LOANS        STOCK       TOTAL
                                         ----------- ------------- ----------
Investments                                $125,749            $0  $2,975,774
Contributions Receivable                          0         8,021     $44,455
                                         ----------- ------------- ----------
TOTAL ASSETS                                125,749         8,021   3,020,229
LIABILITIES                                       0             0           0
                                         ----------- ------------- ----------
NET ASSETS AVAILABLE FOR BENEFITS          $125,749        $8,021  $3,020,229
                                         =========== ============= ==========


SEE NOTES TO FINANCIAL STATEMENTS.

                                LAZARE KAPLAN INTERNATIONAL INC.
                                401(K) PLAN FOR SAVINGS AND INVESTMENTS
                                STATEMENT OF CHANGES IN NET ASSETS
                                AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                            FUND INFORMATION
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
                                         U.S. GOVT    GINNIE      EQUITY                   CAPITAL      GROWTH &     GROWTH
                                          RESERVES      MAE       INCOME      MAGELLAN   APPRECIATION    INCOME      COMPANY
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Additions:
Contributions from participants            $19,879     $20,814     $97,810      $94,115       $76,600     $65,373     $69,622
Interest and dividend income                10,789      11,575      42,566       51,948        14,051      23,279      27,974
Loan interest income                         1,545       2,113       4,215        2,062         1,450       1,121       1,764
Loan repayments                              7,424       7,614      19,779        9,591         6,201       3,428       4,516
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Total additions/(deductions)                39,637      42,116     164,370      157,716        98,302      93,201     103,876
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Deductions:
Payments to participants                    (7,022)    (11,102)    (12,714)     (41,030)      (18,455)       (661)     (2,119)
Loans to participants                      (14,881)     (5,610)    (41,081)     (19,446)      (20,597)    (20,735)    (29,401)
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Total (deductions)/additions               (21,903)    (16,712)    (53,795)     (60,476)      (39,052)    (21,396)    (31,520)
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net increase/(decrease) prior
   to transfers and net realized
   and unrealized appreciation/
   (depreciation) in fair value
   of investments                           17,734      25,404     110,575       97,240        59,250      71,805      72,356
Net realized and unrealized
   appreciation/(depreciation)
   in fair value of investments                  0         (42)     42,133      232,314        73,252      72,388      56,942
Net inter fund transfers                       709     (23,241)        494       26,793       (41,088)     35,138       1,195
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net increase/(decrease)                     18,443       2,121     153,202      356,347        91,414     179,331     130,493

Net assets available for benefits:
   Beginning of year                       197,893     186,128     628,003      806,299       501,224     288,857     278,055
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net assets available for benefits
   End of year                            $216,336    $188,249    $781,205   $1,162,646      $592,638    $468,188    $408,548
                                         ========== ======================= ============ ============= =========== ===========


                                                   FUND INFORMATION
                                         ----------- ------------- ----------
                                          EMPLOYEE        LKI
                                            LOANS        STOCK       TOTAL
                                         ----------- ------------- ----------
Additions:
Contributions from participants                  $0            $0   $ 444,213
Interest and dividend income                      0             0     182,182
Loan interest income                              0             0      14,270
Loan repayments                             (58,553)            0           0
                                         ----------- ------------- ----------
Total additions/(deductions)                (58,553)            0     640,665
                                         ----------- ------------- ----------
Deductions:
Payments to participants                     (2,202)         (524)    (95,829)
Loans to participants                       151,751             0           0
                                         ----------- ------------- ----------
Total (deductions)/additions                149,549          (524)    (95,829)
                                         ----------- ------------- ----------
Net increase/(decrease) prior
   to transfers and net realized
   and unrealized appreciation/
   (depreciation) in fair value
   of investments                            90,996          (524)    544,836
Net realized and unrealized
   appreciation/(depreciation)
   in fair value of investments                   0        (2,877)    474,110
Net inter fund transfers                          0             0           0
                                         ----------- ------------- ----------
Net increase/(decrease)                      90,996        (3,401)  1,018,946

Net assets available for benefits:
   Beginning of year                        125,749         8,021   3,020,229
                                         ----------- ------------- ----------
Net assets available for benefits
   End of year                             $216,745        $4,620  $4,039,175
                                         =========== ============= ==========


SEE NOTES TO FINANCIAL STATEMENTS.

                                LAZARE KAPLAN INTERNATIONAL INC.
                                401(K) PLAN FOR SAVINGS AND INVESTMENTS
                                STATEMENT OF CHANGES IN NET ASSETS
                                AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                            FUND INFORMATION
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
                                         U.S. GOVT    GINNIE      EQUITY                   CAPITAL      GROWTH &     GROWTH
                                          RESERVES      MAE       INCOME      MAGELLAN   APPRECIATION    INCOME      COMPANY
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Additions:
Contributions from participants            $23,427     $21,396     $84,552      $63,811       $72,671     $49,733     $51,825
Employer contributions,
    net of forfeitures                       5,039       2,793      10,044        6,097         4,261       3,370       4,830
Interest and dividend income                 9,272      11,695      32,629       51,523        64,854      12,006      25,686
Loan interest income                         1,731       2,119       2,723        1,916           724         393         278
Loan repayments                              8,989       7,483      14,969        9,448         4,374       2,298       1,683
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Total additions/(deductions)                48,458      45,486     144,917      132,795       146,884      67,800      84,302
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Deductions:
Payments to participants                    (5,671)     (4,853)    (15,013)      (9,695)      (16,392)     (4,306)     (9,574)
Loans to participants                       (6,026)    (10,487)    (11,737)     (16,950)       (7,491)       (476)       (456)
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Total (deductions)/additions               (11,697)    (15,340)    (26,750)     (26,645)      (23,883)     (4,782)    (10,030)
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net increase prior to transfers
   and net realized and unrealized
   appreciation in fair value of
   investments                              36,761      30,146     118,167      106,150       123,001      63,018      74,272
Net realized and unrealized
   appreciation in fair value
   of investments                                0       3,131      96,976      117,235        32,789      42,263      10,476
Net inter fund transfers                      (456)    (20,225)      3,167      (82,171)      (11,970)     58,008      53,647
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net increase/(decrease)                     36,305      13,052     218,310      141,214       143,820     163,289     138,395

Net assets available for benefits:
   Beginning of year                       161,588     173,076     409,693      665,085       357,404     125,568     139,660
                                         ---------- ----------------------- ------------ ------------- ----------- -----------
Net assets available for benefits
   End of year                            $197,893    $186,128    $628,003     $806,299      $501,224    $288,857    $278,055
                                         ========== ======================= ============ ============= =========== ===========


                                                   FUND INFORMATION
                                         ----------- ------------- ----------
                                          EMPLOYEE        LKI
                                            LOANS        STOCK       TOTAL
                                         ----------- ------------- ----------
Additions:
Contributions from participants                  $0            $0    $367,415
Employer contributions,
    net of forfeitures                            0         8,021      44,455
Interest and dividend income                      0             0     207,665
Loan interest income                              0             0       9,884
Loan repayments                             (49,244)            0           0
                                         ----------- ------------- ----------
Total additions/(deductions)                (49,244)        8,021     629,419
                                         ----------- ------------- ----------
Deductions:
Payments to participants                     (4,099)            0     (69,603)
Loans to participants                        53,623             0           0
                                         ----------- ------------- ----------
Total (deductions)/additions                 49,524             0     (69,603)
                                         ----------- ------------- ----------
Net increase prior to transfers
   and net realized and unrealized
   appreciation in fair value of
   investments                                  280         8,021     559,816
Net realized and unrealized
   appreciation in fair value
   of investments                                 0             0     302,870
Net inter fund transfers                          0             0           0
                                         ----------- ------------- ----------
Net increase/(decrease)                         280         8,021     862,686

Net assets available for benefits:
   Beginning of year                        125,469             0   2,157,543
                                         ----------- ------------- ----------
Net assets available for benefits
   End of year                             $125,749        $8,021  $3,020,229
                                         =========== ============= ==========


SEE NOTES TO FINANCIAL STATEMENTS.

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                          Notes to Financial Statements
                                December 31, 1998


1.       DESCRIPTION OF THE PLAN

                  The Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") became effective January 1, 1990. The Plan is a defined contribution profit-sharing plan applicable to full-time employees who complete at least one year of service or were a full-time employee as of January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

                  Employees may elect to contribute, subject to defined limitations, a portion of their salary to the Plan, to be deducted from each paycheck under a deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. Lazare Kaplan International Inc. (the "Company") intends to match contributions in an amount equal to 50[c] for every pretax dollar contributed up to the first six percent on the first $20,000 of compensation, as defined, providing the Company's pretax earnings for that fiscal year exceed $3,500,000. Matching contributions will be made at the end of each calendar year. During the year ended December 31, 1997, the Company offered eligible participants the option of receiving their employer matching contribution in cash or the equivalent amount of the Company's common stock. Employees who elected to receive their matching contributions in the form of stock had $8,021 of the Company's common stock contributed to their account balances under the Plan for the Plan year ending December 31, 1997.

                  The Plan is funded from each payroll directly to Fidelity Investments (the "Custodian"). Each Plan participant's contribution with any employer's contribution, is invested in or among seven funds or the Company's stock at the sole discretion of the participant.

                  All employee contributions are fully vested when made. Employer contributions are earned at a rate of 33-1/3 percent after two years of service, 66-2/3 percent after three years and full vesting after four years of service. Service is based on date of hire. Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions.

                  Employees may borrow up to fifty percent of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. Repayment of the loan, made through payroll deductions, must be made over a period not to exceed five years except for the purchase of a primary residence which can be for a period not to exceed twenty years. Interest is charged at 1/4 percent over the prime rate at the time the loan is requested.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Valuation of Investments - The Plan's investments are stated at fair value. Unrealized appreciation or depreciation of the securities is reflected in the asset balances. Fair values are determined by the Custodian of the Fidelity Equity Income Fund, Fidelity Magellan Fund, Fidelity Capital Appreciation Fund, Fidelity Growth & Income Portfolio and Fidelity Growth Company Fund based upon closing prices of securities traded on national stock exchanges and at closing bid-and-asked quotations for those securities traded by over-the-counter markets. The Fidelity Ginnie Mae Portfolio is valued primarily on the basis of valuations furnished by a pricing service, which utilizes both dealer-supplied valuations and EDP techniques. The U.S. Government Reserves is valued utilizing an amortized cost valuation technique. The Company's common stock is valued at the price on the day of purchase in the year of the match. Thereafter, it is valued at the closing price of the common stock on the last day of the Plan year.

                  Except for the Company's common stock, the Plan's investments are pooled with other investments administered by the Custodian. The combined net investment income from other investments is allocated to each fund participant based upon his or her share of the total shares of the fund. Earnings are accrued daily and posted monthly by the Custodian.

                  Each of the Plan's investments, except for the Fidelity Ginnie Mae Portfolio and the Company's common stock, exceeds 5% of Plan net assets as of December 31, 1998. At December 31, 1997, only the Company's common stock did not exceed 5% of Plan net assets

                  Fees and Expenses - The administration fees and expenses of the Plan are paid by the Company and not charged to the Plan.

                  Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3.       INTERNAL REVENUE STATUS

                  The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and its related trust is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated July 12, 1994. Subsequent to that date, the Plan has been amended. The Plan administrator intends to restate the Plan and to apply for a new determination letter in accordance with the requirements of the IRS. The Plan's administrator believes the Plan continues to qualify under the Code.


4.       PLAN TERMINATION

                  It is the intention of the Company to continue the Plan indefinitely. However, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will be fully vested.


5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997.


                                                     December 31,
                                                 1998            1997
                                              ----------      ----------
Net assets available for
 benefits per the financial
 statements                                   $4,039,175      $3,020,229

Contributions refundable                          (9,364)         (5,905)

Withdrawals payable                               (1,667)         (2,234)
                                              ----------      ----------
Net assets available for
 benefits per Form 5500                       $4,028,144      $3,012,090
                                              ==========      ==========

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

                  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 1998 and 1997:


                                                             Year Ended
                                                            December 31,
                                                      1998               1997
                                                    --------           --------
Benefits paid to participants
 per the financial statements                       $ 95,829           $ 69,603
Add: amounts allocated to
 withdrawn participants at
 December 31                                           1,667              2,234
Add: amounts allocated to
 be distributed to participants
 at December 31                                        9,364              5,905
Less: amounts allocated to
 withdrawn participants in
 prior year                                           (2,234)            (2,060)
Less: amounts allocated to be
 distributed to participants
 in prior year                                        (5,905)           (20,197)
                                                    --------           --------
Benefits paid to participants
 per Form 5500                                      $ 98,721           $ 55,485
                                                    ========           ========


6.       YEAR 2000 ISSUE (UNAUDITED)

                  The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by August 31, 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.

                                                                 EN # 13-6966063
                                                                 Plan #001


                        Lazare Kaplan International Inc.
                             401(k) Plan for Savings
                                 and Investments

          Supplemental Schedule of Assets Held for Investment Purposes
                                   (Item 27a)

                                December 31, 1998


Description                                          Fair Value
-----------                                          ----------
Fidelity U.S. Government Reserves                    $  216,336

Fidelity Ginnie Mae Portfolio                           188,249

Fidelity Equity Income Fund                             781,205

Fidelity Magellan Fund                                1,162,646

Fidelity Capital Appreciation Fund                      592,638

Fidelity Growth & Income Portfolio                      468,188

Fidelity Growth Company Fund                            408,548

LKI Stock                                                 4,620

Loans to participants (interest rates
         from 6.25% to 9.25%)                           216,745
                                                     ----------
                                                     $4,039,175
                                                     ==========


Historical cost information is not available and has not been provided for purposes of this schedule.

                                                                 EN # 13-6966063
                                                                 Plan #001


                        Lazare Kaplan International Inc.
                             401(k) Plan for Savings
                                 and Investments

                Supplemental Schedule of Reportable Transactions
                                   (Item 27d)

                      For the year ended December 31, 1998


                                                                  Number of        Number of
Description                     Purchases         Sales           purchases        Sales
-----------                     ---------         -----           ---------        ---------
Fidelity U.S. Government
  Reserves                       272,074         248,588             163              56

Fidelity Equity Income
  Fund                           186,437          65,321              91              17

Fidelity Magellan Fund           201,139          71,007              90              18


Fidelity Capital
  Appreciation Fund              114,082          91,654              86              17

Fidelity Growth &
  Income Portfolio               132,895          22,578              88              11


The reportable transactions above represent series of transactions in excess of five percent of the Plan's assets as of January 1, 1998.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

Historical cost information is not available and has not been provided for purposes of this schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           LAZARE KAPLAN INTERNATIONAL INC.
                                           401(k) PLAN FOR SAVINGS
                                             AND INVESTMENT



                                           By:   /s/ S.L. Ginsberg
                                               ---------------------------------
                                                    S. L. Ginsberg
                                                    Trustee


Dated:   June 29, 1999

                                  EXHIBIT INDEX


Exhibit
----------
23.1                                Consent of Ernst & Young LLP


                           STATEMENT OF DIFFERENCES

The cent sign shall be expressed as.....................................[c]